UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street

Shenzhen, 518055

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name: Title:	Mingxiu Luan Chief Executive Officer

Date: September 24, 2026

Exhibit Index

Exhibit No.	Description.

Exhibit 99.1	Press Release
Exhibit 99.2	Form of Securities Purchase Agreement by and Between AIFU Inc. and Certain Investors Dated As of September 24, 2026
Exhibit 99.3	Form of Warrant Dated As of September 24, 2026

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